SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Health Grades, Inc.

(Name of Subject Company (Issuer))

Mountain Acquisition Corp.

Mountain Merger Sub Corp.

Vestar Capital Partners V, L.P.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class Securities)

42218Q102

(CUSIP Number of Class of Securities)

Steven Della Rocca

Mountain Acquisition Corp.

c/o Vestar Capital Partners V, L.P.

245 Park Avenue, 41st Floor

New York, New York 10167

(212) 351-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael Movsovich

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$294,000,586.00	$20,962.24

*                                         Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 30,534,195 shares of common stock, par value $0.001 per share, at $8.20 per share. The transaction value also includes the aggregate offer price for 3,688,167 shares issuable pursuant to outstanding options with an exercise price less than $8.20 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $8.20 minus such exercise price. The transaction value also includes the aggregate net offer price for 125,000 shares issuable pursuant to a warrant and 1,700,000 shares issuable pursuant to a confidentiality and non-competition agreement with Mr. Kerry R. Hicks, the Chief Executive Officer of Health Grades.

**                                  Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,962.24	Filing Party:	Mountain Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	August 10, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☒          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Health Grades, Inc., a Delaware corporation (“Health Grades”), at a price of $8.20 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 10, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

(1) The response to the question ‘Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?’ on page 2 of the Summary Term Sheet in the Offer to Purchase and the second paragraph in Section 9—‘’ Source and Amount of Funds’’ on page 23 of the Offer to Purchase, is amended and restated to read as follows:

All Shares tendered into the Offer and accepted by Purchaser will be paid for promptly. Parent and Purchaser estimate that the total amount of funds required (i) to purchase all outstanding Shares pursuant to the Offer and the Merger and (ii) to pay for the cash-out of all derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, of Health Grades required to be cashed out by the Merger Agreement, will be approximately $294 million.

Vestar has contractual arrangements with its limited partners pursuant to which its limited partners are committed to investing a specified amount of equity capital and transferring such capital to Vestar and its affiliates within 10 business days of receiving a capital call notice from Vestar or its affiliates. In connection with its plans to purchase the Shares pursuant to the Offer, Vestar has issued a capital call notice to its limited partners in an aggregate amount sufficient to pay for 97% of all outstanding Shares.  Vestar expects to receive these funds to fund the Offer on or before September 10, 2010. In the event that more than approximately 97% of the Shares are tendered into the Offer, Vestar will draw on a credit line it maintains in an amount sufficient to pay for any such tendered Shares.

Vestar has provided Parent with an equity commitment letter pursuant to which Vestar has agreed to fund the entire purchase price of the Shares with its own capital, as described above. Health Grades is a third party beneficiary to the equity commitment letter. Vestar may allocate a portion of its equity commitment to limited partners of Vestar and certain other co-investors, provided that such allocation will not limit the obligations of Vestar under the equity commitment letter to the extent any such limited partner or co-investor fails to purchase the equity allocated to it. The terms and conditions of any such investment would be subject to negotiations and discussions among Vestar and the potential investors. In addition, Holdings, Parent and/or Purchaser may enter into debt financing arrangements prior to the purchase of the Shares and the consummation of the Merger, the proceeds of which financing may reduce the amount required to be contributed by Vestar Capital Partners V, L.P. under the equity commitment letter. However, the Offer is not conditional upon Holdings, Parent and/or Purchaser obtaining third party debt financing, and the failure to obtain third party debt financing has no bearing on Vestar’s commitment to provide the necessary funds pursuant to such equity commitment letter. A copy of the equity commitment letter has been filed as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference.

Vestar will contribute funds required to pay for all Shares tendered into the Offer and accepted for payment to Holdings, which will contribute the funds to Parent, which Parent will contribute the funds to Purchaser.  Purchaser will use the contributed funds to purchase the Shares pursuant to the Offer.

Credit Line.  On November 9, 2007, Vestar and certain affiliated funds entered into a Loan and Security Credit Agreement for a $25.0 million revolving line of credit. The line of credit has an 18-month term which can be renewed.  The current term of the line of credit will complete on September 7, 2011 unless further renewed. Interest on the line of credit is payable at a rate of prime minus 1%. As of August 31, 2010, there was no outstanding balance on the line of credit.  A copy of the Loan and Security Agreement has been filed as Exhibit (b)(2) to the Schedule TO, which is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2010
MOUNTAIN MERGER SUB CORP.

	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary

MOUNTAIN ACQUISITION CORP.

	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary

VESTAR CAPITAL PARTNERS V, L.P.

By: Vestar Associates V, L.P.,
its General Partner

By: Vestar Managers V Ltd.,
its General Partner

	By:	/s/ BRIAN P. SCHWARTZ
	Name:	Brian P. Schwartz
	Title:	Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 10, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)

Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mountain Merger Sub Corp. with the Securities and Exchange Commission on July 29, 2010).*

(a)(1)(G)	Summary Advertisement as published on August 10, 2010.*

(a)(5)	Class Action Complaint and Jury Demand dated July 30, 2010 (Reginald W. Harris v. Vestar Capital Partners V, L.P. et al.).*

(a)(6)	Class Action Complaint and Jury Demand dated August 4, 2010 (Medford Bragg v. Vestar Capital Partners V, L.P. et al.).*

(a)(7)	Press Release of Affiliates of Vestar Capital Partners V, L.P., dated August 10, 2010.*

(a)(8)	Verified Class Action Complaint dated August 12, 2010 (Tove Forgo v. Health Grades, Inc. et. al.).*

(a)(9)	Verified Class Action Complaint for Breach of Fiduciary Duty dated August 16, 2010 (Peter P. Weigard v. Kerry Hicks, et. al.).*

(a)(10)	Shareholder Class Action Complaint and Jury Demand dated August 17, 2010 (Sarah E. Tomsky v. Health Grades, Inc., et. al.).*

(b)(1)	Equity Financing Commitment, dated July 27, 2010.*

(b)(2)	Loan and Security Agreement, dated November 9, 2007.

(d)(1)

Agreement and Plan of Merger, dated as of July 27, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).*

(d)(2)

Amendment to the Agreement and Plan of Merger, dated as of August 9, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on August 9, 2010).*

*                                         Previously filed.